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                Securities and Exchange Commission.
                      Washington, D.C.  20549
                    ___________________________

                           Schedule 14D-9

    Solicitation/Recommendation Statement under Section 14(d)(4) of the
                   Securities Exchange Act of 1934

                        CONNING CORPORATION)
                     (Name of Subject Company)
                     _________________________

                        CONNING CORPORATION)
                (Names of Persons Filing Statement)
                     _________________________

                    Common Stock, par value $.01
                   (Title of Class of Securities)

                             208215103
               (CUSIP Number of Class of Securities)

                     Matthew P. McCauley, Esq.
                        Conning Corporation
                     Market Street, Suite H-26
                        St. Louis, MO  63101
                           (314) 444-0644
    (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                          With a copy to:

                     Thomas L. Fairfield, Esq.
               Paul, Hastings, Janofsky & Walker LLP
                          399 Park Avenue
                     New York, New York  10022
                           (212) 318-6000
                                and
                      Allen I. Isaacson, Esq.
              Fried, Frank, Harris, Shriver & Jacobson
                         One New York Plaza
                      New York, New York 10004
                           (212) 859-8180

    [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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